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CORREVIO ANNOUNCES PRESENTATION OF BRINAVESS® SPECTRUM DATA AT THE EUROPEAN SOCIETY OF CARDIOLOGY 2019 CONGRESS

Safety Outcomes of Interest Observed in Less Than 1% Cases; Zero Deaths Reported

Greater Than 70% of Atrial Fibrillation Episodes Successfully Converted to Sinus Rhythm in a Median Time of 12 Minutes

Vancouver, Canada, September 3, 2019 – Correvio Pharma Corp. (NASDAQ: CORV) (TSX: CORV), a specialty pharmaceutical company focused on commercializing hospital drugs, today announced the presentation of results from the SPECTRUM study evaluating Brinavess® (vernakalant hydrochloride, IV), the Company's antiarrhythmic drug for the rapid conversion of recent onset atrial fibrillation (AF), at the European Society of Cardiology (ESC) 2019 Congress taking place August 31 – September 4, 2019, in Paris, France.

SPECTRUM was conducted as part of the follow-up measures agreed to with the European Medicines Agency in 2010. In this prospective and retrospective, international, multicenter, observational registry, 1,778 unique patients with 2,009 treatment episodes were enrolled to describe patients receiving Brinavess and to characterize normal conditions of use and dosing, and quantify possible medically significant risks associated with the use of Brinavess in real-world clinical practice. The data for SPECTRUM was provided by 53 participating hospitals in the EU and demonstrated that treatment with Brinavess successfully converted 70.2% (95% confidence interval [CI] 68.1 – 72.2) of all treated episodes. Treatment with Brinavess also showed a median time to conversion of 12 minutes from start of first infusion among patients who converted. Cardioversion to sinus rhythm was 70.4% and 65.4% of treatment episodes in non-surgery and post-cardiac surgery patients, respectively. Brinavess was administered in the emergency department in 64.2% of cases, with a median stay of 7.5 hours in that setting.

In the safety results, a total of 19 health outcomes of interest ("HOIs", defined as significant hypotension, significant ventricular arrhythmia, atrial flutter with 1:1 conduction, or significant bradycardia) were reported in 17 of the 1778 patients enrolled (<1%). The cumulative incidence of HOIs at study completion was 0.8% (95% CI: 0.5%-1.4%). Twenty-eight serious adverse events (SAEs, including the 19 HOIs) were reported for 26 patients and no cases of torsades de pointes, ventricular fibrillation or deaths were reported in the study.

"This large European registry provides important data on the safety, efficacy and use of Brinavess in a real-world clinical setting. In SPECTRUM, normal heart rhythm was restored in over 70% of patients at a median time of 12 minutes," said Juha Hartikainen, M.D., Cardiologist and Professor of Medicine, Kuopio University Hospital, and co-author of the presentation. "Importantly, Brinavess may provide rapid cardioversion without the need of anesthesia. Time is of the essence in the treatment of recent-onset atrial fibrillation."

A New Drug Application for Brinavess is currently under review by the U.S. Food and Drug Administration for the conversion of adult patients with recent onset AF. The FDA assigned a target action date of December 24, 2019 under the Prescription Drug User-Fee Act.

Details for the ESC 2019 poster presentation are as follows:

Title: Efficacy and Safety of vernakalant for cardioversion of recent-onset fibrillation in real-world clinical practice: the SPECTRUM post-approval study
Presenter: Dr. Juha Hartikainen, Kuopio University Hospital, Kuopio, Finland
Poster No.: P4775

About Atrial Fibrillation

Atrial fibrillation (also known as AFib or AF) is a supraventricular tachyarrhythmia with uncoordinated atrial activation resulting in ineffective atrial contraction and if left untreated, structural and/or electrophysiological atrial tissue abnormalities.[1] AF is a common cardiac rhythm disturbance that increases in prevalence with advancing age.[1] According to the American Heart Association, estimates of the prevalence of AF in the U.S. ranged from 2.7 million to 6.1 million in 2010, and is expected to rise to 12 million in 2030.[2]

There are two strategies to manage AF, namely, rhythm- or rate-control. A rhythm-control strategy may be used in patients who are severely compromised, remain symptomatic despite adequate rate control, when adequate rate control is difficult to achieve, when long term rhythm control therapy is preferred, younger patient age, presence of tachycardia-mediated cardiomyopathy, and first episode of AF.[1,3] Early intervention with a rhythm-control strategy to prevent progression of AF may be particularly beneficial to the AF patient.[1]

About Brinavess®

Brinavess® (vernakalant HCl, IV) is an antiarrhythmic drug that acts preferentially in the atria by prolonging atrial refractoriness and slowing impulse conduction in a rate-dependent fashion. Brinavess is approved for marketing in Europe, Canada and several other countries worldwide. In Europe, it is approved for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults: 1) for non-surgery patients: atrial fibrillation ≤ 7 days duration; and 2) for post-cardiac surgery patients: atrial fibrillation ≤3 days duration. Vernakalant IV is not approved for use in the United States.

About Correvio Pharma Corp.

Correvio Pharma Corp. is a specialty pharmaceutical company focused on providing innovative, high-quality brands that meet the needs of acute care physicians and patients. With a commercial presence and distribution network covering over 60 countries worldwide, Correvio develops, acquires and commercializes brands for the in-hospital, acute care market segment. The Company's portfolio of approved and marketed brands includes: Xydalba™ (dalbavancin hydrochloride), for the treatment of acute bacterial skin and skin structure infections (ABSSSI); Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community- and hospital-acquired pneumonia (CAP, HAP);

Brinavess® (vernakalant IV) for the rapid conversion of recent onset atrial fibrillation to sinus rhythm; Aggrastat® (tirofiban hydrochloride) for the reduction of thrombotic cardiovascular events in patients with acute coronary syndrome. Correvio's pipeline of product candidates includes Trevyent®, a drug device combination that is designed to deliver treprostinil, the world's leading treatment for pulmonary arterial hypertension.

Correvio is traded on the NASDAQ Capital Market (CORV) and the Toronto Stock Exchange (CORV). For more information, please visit our web site www.correvio.com.

References

1. January CT et al. 2014 AHA/ACC /HRS guideline for the management of patients with atrial fibrillation. J AM Coll Cardiol. 2014;34:e1-e76.
2. Benjamin EJ et al. Heart Disease and Stroke Statistics-2019 Update: A Report From the American Heart Association. Circulation. 2019 Mar 5;139(10):e56-e528.
3. Camm AJ et al. Guidelines for the management of atrial fibrillation, The Task Force for the Management of Atrial Fibrillation of the European Society of Cardiology (ESC). Eur Heart J. 2010;31:2369-2429.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 or "forward-looking information" under applicable Canadian securities legislation (collectively, "forward-looking statements"). Forward-looking statements include statements that may relate to our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs and other information that may not be based on historical fact. Forward-looking statements can often be identified by the use of terminology such as "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "look forward to" and similar expressions. Forward-looking statements are necessarily based on estimates and assumptions made by us based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate.

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to; Brinavess being a preferable option relative to current pharmacologic treatments for the conversion of AF to sinus rhythm in certain patients; the resubmission of a U.S. NDA for Brinavess; the FDA's acceptance of the refiling as a complete resubmission and the FDA's continued willingness to work with the Company on the resubmission. In particular, no statement herein should be understood to mean that: (i) that out resubmission will be deemed to be complete by the FDA; (ii) that the FDA will find our underlying clinical trial data to be acceptable; (iii) that the FDA will find our manufacturing sites acceptable and validate them; or (iv) that our NDA will ultimately be approved by the FDA. Furthermore, the timing of any action by the FDA and possible regulatory paths forward cannot be guaranteed, in that, for example: (i) the FDA plans to hold an Advisory Committee meeting; (ii) the FDA may miss its own required deadlines (including for example, the target action date assigned under the Prescription Drug User-Fee Act); and (iii) the FDA may require further

information or additional clinical studies. Finally, no statement provided herein should be understood to provide an estimate of the current or future prevalence of atrial fibrillation or the market potential for Brinavess in the United States.

A detailed discussion of the risks and uncertainties facing Correvio are discussed in the annual report and detailed from time to time in our other filings with the Securities and Exchange Commission ("SEC") available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. In particular, we direct your attention to Correvio's Annual Report on Form 40-F for the year ended December 31, 2018 and its quarterly report filed May 8, 2019 for the first quarter of 2019. All of the risks and certainties disclosed in those filings are hereby incorporated by reference in their entirety into this news release.

While Correvio makes these forward-looking statements in good faith, given these risks, uncertainties and factors, you are cautioned not to place undue reliance on any forward-looking statements made in this press release. All forward-looking statements made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements to reflect subsequent events or circumstances, except as required by law. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

Correvio® and the Correvio Logo are the proprietary trademarks of Correvio Pharma Corp.
Aggrastat® and Brinavess® are trademarks owned by Correvio and its affiliates worldwide.
Xydalba™ is a trademark of Allergan Pharmaceuticals International Limited, and used under license.
Zevtera® and Mabelio® are trademarks owned by Basilea Pharmaceutica International Ltd., and used under license.
Trevyent® is a trademark of SteadyMed Ltd. and used under license.
All other trademarks are the property of their respective owners.

Contact:

Brendan Payne
Associate Director, Investor Relations and Business Development
Correvio Pharma Corp.
604.677.6905 ext. 306
800.330.9928
bpayne@correvio.com

Argot Partners
Michelle Carroll/Claudia Styslinger
212.600.1902
michelle@argotpartners.com
claudia@argotpartners.com

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